Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our company’s financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated financial statements and the related notes included elsewhere in this report. This discussion contains forward-looking statements that involve risks and uncertainties. Actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains statements that may be deemed to be “forward-looking statements” within the meaning of the federal securities laws. These statements relate to anticipated future events, future results of operations and/or future financial performance. In some cases, you can identify forward-looking statements by their use of terminology such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “future,” “intend,” “may,” “ought to,” “plan,” “possible,” “potentially,” “predicts,” “project,” “should,” “will,” “would,” negatives of such terms or other similar terms. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. The forward-looking statements in this Form 6-K include, without limitation, statements relating to:

●	our goals and strategies;

●	our future business development, results of operations and financial condition;

●	our estimates regarding expenses, future revenues, capital requirements and our need for additional financing;

●	our estimates regarding the market opportunity for our services;

●	the impact of government laws and regulations;

●	our ability to recruit and retain qualified personnel;

●	our failure to comply with regulatory guidelines;

●	uncertainty in industry demand;

●	general economic conditions and market conditions in the finance industry;

●	future sales of large blocks or our securities, which may adversely impact our share price; and

●	depth of the trading market in our securities.

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. Forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties.

You should not unduly rely on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this Form 6-K, to conform these statements to actual results or to changes in our expectations.

Overview

Roan Holdings Group Co., Ltd. (formerly known as China Lending Corporation or DT Asia Investments Limited) (“Roan”, or the “Company”) is a holding company incorporated on April 8, 2014, under the laws of the British Virgin Islands. The Company historically engaged in providing loan facilities to individuals, micro, small and medium-sized enterprises (“MSMEs”) and sole proprietors in the Xinjiang province in China. Due to the slowdown of the Chinese economy and policy changes related to loans to MSMEs, the Company has transformed its business from a direct loan business, to a financial, insurance and healthcare related solutions company serving MSMEs in China. The Company also provides health management, asset management, insurance services, healthcare and consumer financing services to the employees of large institutions.

In 2019, the Company acquired a 65.0177% interest in Lixin Financial Holdings Group Limited (“Lixin Cayman”), through its subsidiaries, provides a wide range of financing solutions and related peripheral services, including financial management, assessment and consulting services, debt collecting services, and financial guarantee services to individuals and MSMEs in China.

In 2020, the Company began and expanded its services in the health industry. The Company plans to provide a variety of health care related services, including health management, health big data management, and health information management based on blockchain technology, innovation insurance, health products and healthcare services. Due to the negative impact of Covid-19 pandemic, many of the Company’s health projects was suspended or delayed.

On September 30, 2021, the Company sold 100% of the equity interest it held in China Roan Industrial-Financial Holdings Group Co., Ltd. (“Roan HK”), a holding company that has no business operations, to Yuanjia Asset Management Co., Ltd., a BVI company (“Yuanjia”). Xinjiang Feng Hui Jing Kai Direct Lending Limited (“Jing Kai”) was disposed at the same time.

In 2021, the Company expanded its business to provide industrial operation services based on the Company’s past experience, capability, customer resources, market channels, relationships with institutional organizations and government relations.

On December 16, 2021, Hangzhou Zeshi Investment Partnership (Limited Partnership) (“Hangzhou Zeshi”), a wholly-owned subsidiary of the Company, invested RMB 2 million (approximately $0.31 million) in Zhongtan Future New Energy Industry Development (Zhejiang) Co., Ltd. （中碳未来新能源产业发展（浙江）有限公司） (“Zhongtan Future”), and held 2% its equity. On December 31, 2021, Hangzhou Zeshi entered into an agreement with ZhongTan Future. Pursuant to the agreement, Hangzhou Zeshi will provide supply chain financial services, financial leasing services and industrial operation services, etc. On June 1, 2022, a shareholder of Zhongtan Future agreed to transfer 8% of its equity interest in Zhongtan Future to Hangzhou Zeshi. After the transfer, Hangzhou Zeshi owns 10% of the equity interest in Zhongtan Future.

On April 2, 2022, the Company’s subsidiary, Hangzhou Zeshi Investment Partnership (Limited Partnership) (杭州泽时投资合伙企业(有限合伙) ) (“Hangzhou Zeshi”), invested RMB 22 million (approximately $3.41 million) to a joint venture, Zhongxin Future (Hangzhou) Semiconductor Technology Industry Development Co., Ltd. (中芯未来（杭州）半导体科技产业发展有限公司) (“ZhongXin”) and held 22% of the equity in the joint venture. On April 7, 2022, Hangzhou Zeshi entered into an agreement with ZhongXin. Pursuant to the agreement, Hangzhou Zeshi will provide supply chain financial services and industrial operation services, etc. ZhongXin will set up industrial parks by collaborating with local government in multiple areas for the manufacturing, marketing and distribution of the semiconductor products and new materials.

On June 23, 2022, a new wholly-owned subsidiary, Zhongtan Future Industrial Operation (Hangzhou) Co., Ltd. (中碳未来产业运营（杭州）有限公司) (“Zhongtan Industrial Operation”), was incorporated under the laws of the PRC, which provides services in industrial operation services focusing on new storage energy, new materials and semiconductor.

Among the Company’s subsidiaries, Zhejiang Lixin Enterprise Management Holding Group Co., Ltd. (浙江励信企业管理集团有限公司) (“Zhejiang Lixin”), Lixin (Hangzhou) Asset Management Co., Ltd. (励信(杭州)资产管理有限公司) (“LAM”) ,Hangzhou Zeshi Investment Partnership (Limited Partnership) (杭州泽时投资合伙企业(有限合伙)) (“Hangzhou Zeshi”) and Zhejiang Jing Yu Xin Financing Guarantee Co., Ltd. (浙江京虞信融资担保有限公司) (“Zhejiang Jingyuxin”) are financial service companies, which provide comprehensive financial solutions and services including financial consulting services, consulting services relating to debt collection and financial guarantee services. The company also provides industrial operation services via its subsidiaries.

Financial Consulting Services

The Company used to provide management and assessment services, which included financial consulting services for its customers who borrowed direct loans from the Company. During fiscal year 2020, the Company disposed Feng Hui Ding Xin (Beijing) Financial Consulting Co., Limited and its direct loan business and its subsidiaries. As a result of the disposition, the Company no longer conducted direct loan business and its related services.

In 2021, the Company begun to provide financial consulting services to its customers who have financing needs. The Company’s financing services includes:

●	Designing financing plans for its customers, facilitating the financing services between customers and financial providers,

●	assisting funds to arrange project due diligence and getting government approval, and

●	assisting financing providers in risk management and asset management post lending.

The Company charges a fixed referral fee or service fee based on the percentage of the financing amount for its services. There was $165,212 and $126,659 revenue from financial consulting services for the six months ended June 30, 2022 and 2021, respectively.

Consulting services relating to debt collection

The Company provides consulting services relating to debt collection to its customers. The debt collection services involved commitments of 1) assisting the customers to obtain court judgments on outstanding debt, and 2) assisting the customers to receive repayment on outstanding debt.

Revenue from financial consulting services relating to debt collection was $nil and $204,129 for the six months ended June 30, 2022 and 2021, respectively.

Financial guarantee services

The Company’s subsidiary, Zhejiang Jing Yu Xin Financing Guarantee Co., Ltd. (浙江京虞信融资担保有限公司) (“Zhejiang Jingyuxin”), which the Company owns 93.4% of the equity, provides financial guarantee services to its customers.

The Company receives financial guarantee commission by providing a financial guarantee service to customers. Pursuant to the financial guarantee service contracts, the Company is obligated to make payments if the customers fail to make payments to financial institutions as scheduled. Accordingly, the financial institutions providing capital to customers and will claim the defaulted amount against the Company if any customer default occurs. The contract amounts reflect the extent of credit losses to which the Company is exposed.

Credit risk is controlled by the application of credit approvals, limits and monitoring procedures including due-diligence visits and post-lending visits to the clients. The Company manages credit risk through in-house research and analysis of the Chinese economy, the underlying obligors and transaction structures. To minimize credit risk, the Company requires collaterals in the form of cash or pledges of securities or property and equipment.

As part of its financial guarantee services, the Company provides loan guarantees. The customer’s cash deposits or other assets are held as collaterals for the repayment of each loan. As of June 30, 2022 and December 31, 2021, the amount of outstanding loans and related interest that the Company has guaranteed was approximately $34,230,602 and $47,020,055, respectively.

The Company generated financial guarantee commissions of $185,634 and $191,920 for the six months ended June 30, 2022 and 2021, respectively.

Revenue from Interest and fees

Zhejiang Lixin, LAM, Hangzhou Zeshi, Zeshi Insurance and Yi Fu provide loans to third parties and charge a fixed rate interest on the loans.  The Company recorded interest on third parties loans of $1,112,816 and $998,827 for the six months ended June 30, 2022 and 2021, respectively.

Under the financial guarantee service agreements, banks, other financial institutions and creditors who provide loans to the Company’s guarantee service customers, generally require the Company, as the guarantor of the loans, to deposit cash of 10% to 20% of the guaranteed amount into an escrow account which is restricted from use. The Company records interest received on the restricted cash pledged as revenue.  The Company records interest received on the restricted cash pledged as revenue. The Company recorded interest on restricted cash of $178,214 and $271,212 for the six months ended June 30, 2022 and 2021, respectively.

Healthcare service packages

On December 30, 2019, the Company incorporated Fortis Health Industrial Group Limited (former name Fortis Health Industrial Group Limited) (“Fortis” or “FIG”,) in Hong Kong. On February 28, 2020, the Company incorporated Zeshi Insurance to conduct insurance technology business. On March 3, 2020, the Company incorporated Zeshi Health to conduct health management, health big data management, and health information management based on blockchain technology.

In April 2020, the Company officially launched a one-stop internet insurance and health care service platform after nearly eight months of preparation and systems development. The platform aims to provide modern households with one-stop systematic “customized insurance + health management + family doctor + home medical testing” health management service solutions. This platform will enable households and employees of medium to large-sized enterprises to access cost-effective, customized health care and insurance solutions, customized insurance products, as well as data management and operational services.

In July 2020, the Company changed the principal business operations of Ningbo Ding Tai Financial Leasing Co., Ltd. in order to expand and enhance its services in the health industry in Zhejiang Province and renamed it Yifu Health Industry (Ningbo) Co., Ltd.

The Company has established long-term partnerships for innovative insurance services, smart health medical services, data mining, and operations with a variety of insurance service partners, medical service partners, and technology and big data partners.

The Company had initially planned to officially launch our newborn deformity diagnosis and treatment insurance project at the end of 2020 or early 2021. Due to a COVID outbreak in Hebei province in early 2021, the project was temporarily suspended. The revenue generated from the health care service was $26,209 and minimal during the six months ended June 30, 2022 and 2021, respectively.

Industrial operation services

In the year ended December 31, 2021, the Company began to provide industrial operations services to its customers, which includes transformation, incubation and commercialization of scientific and technological achievements; investment and development of projects for new technology, products and related operating service.

On December 31, 2021, Hangzhou Zeshi investment partnership (Limited Partnership) (“Hangzhou Zeshi”), a wholly-owned subsidiary of the Company, entered into an agreement with ZhongTan Future New Energy Industry Development (Zhejiang) Co., Ltd. (“ZhongTan Future”). Pursuant to the agreement, Hangzhou Zeshi will provide supply chain financial services, financial leasing services and industrial operation services, etc. Revenue of $146,245 was recognized during the year ended December 31, 2021 after the target customer was located, due diligence and initial negotiation was completed and requirements of ZhongTan Future were met. Revenue $655,227 was recognized during the year ended June 30, 2022 for the industrial operation service that the Company provided to Zhangtan related with the setup of new energy storage battery manufacturing headquarter in Jiaxing Economic and Technological Development Zone and the energy storage system equipment manufacturing industry park in Zhejiang Shangyu Cao'e River Economic Development Zone.

On April 7, 2022, Hangzhou Zeshi investment partnership (Limited Partnership) (“Hangzhou Zeshi”), a wholly-owned subsidiary of the Company, entered into an agreement with Zhongxin Future (Hangzhou) Semiconductor Technology Industry Development Co., Ltd. (中芯未来（杭州）半导体科技产业发展有限公司) (“ZhongXin”). Pursuant to the agreement, Hangzhou Zeshi will provide supply chain management services and industrial operation services. The Company recognized revenue of $291,212 for the industrial operation services provided for ZhongXin during the six months ended June 30, 2022. $145,606 was for the due diligence that the Company conducted for ZhongXin and the other $145,606 was for the agreement that the Company signed with the local government and gained government support on the energy storage system equipment manufacturing industry park in Zhejiang Shangyu Cao’e River Economic Development Zone.

COVID-19 Impact

Our business operations have been affected and may continue to be affected by the ongoing COVID-19 pandemic. After the second quarter of 2020, the COVID outbreak in China was gradually controlled. Our business initially returned to normal operations, although management assessed that our results of operations had been negatively impacted for the year. In 2021, Omicron variants emerged, resulting in continued disruption to our business and the global economy and supply chain. If any new outbreak of COVID-19 is not effectively and timely controlled, or if government responses to outbreaks or potential outbreaks are severe or long-lasting, it could negatively affect the execution of customer contracts, the collection of customer payments, or disrupt our supply chain, and the continued uncertainties associated with COVID 19 may cause our revenue and cash flows to underperform in the next 12 months. The extent of the future impact of the COVID-19 pandemic on our business and results of operations is still uncertain.

Key Factors Affecting Our Results of Operation

We have a limited operating history of our current businesses. We commenced management and assessment consulting services in December 2018, and acquired financial guarantee and consulting business in late December 2019. We believe our future success depends on our ability to significantly expand financial market and channels, and apply latest technology related to healthcare big data, artificial intelligence and block chain to the combination of medical and healthcare management and insurance. Our limited operating history makes it difficult to evaluate our business and future prospects. You should consider our future prospects in light of the risks and challenges encountered by a company with a limited operating history in an emerging and rapidly evolving industry. These risks and challenges include, among other things,

●	our ability to integrate financial guarantee and financial consulting business;

●	our ability to expand financial market and channels, especially in individual financial services: insurance + consumption finance; and

●	our ability to build the insurance technology and health management platform.

In addition, our business requires a significant amount of capital in large part due to needing to continuously grow financial guarantee services, and expand our business in existing markets and to additional markets where we currently do not have operations. We do not know if we will receive the amount of capital needed for our business growth and expansion.

Results of Operations

Revenues

The following table presents our consolidated revenues for our main services for the six months ended June 30, 2022 and 2021, respectively:

	For the Six Months ended June 30,		Variance
	2022 (Unaudited)	2021 (Unaudited)	Amount	%
Financial consulting service	$165,212	$126,659	$38,553	30%
Consulting services relating to debt collection	-	204,129	(204,129)	(100)%
Healthcare service packages	26,209	-	26,209	100%
Industrial Operation Service	946,439	-	946,439	100%
Cost of revenue	(18,616)	-	(18,616)	100%
Revenues from services	$1,119,244	$330,788	$788,456	238%

Financial consulting service

Revenue from financial consulting services was $165,212 for the six months ended June 30, 2022, an increase of $38,553, or 30%, as compared to $126,659 for the same period of last fiscal year as the result of stronger sales efforts.

Consulting services relating to debt collection

Revenue from consulting services relating to debt collection was $nil for the six months ended June 30, 2022, as compared to $204,129 for the same period of last fiscal year. Due to the negative impact of COVID-19, the Chinese economy deteriorated, which increased the risk of debt collection and sale ability of collateral guaranteed for these debts. To avoid these risks, the Company did not renew or sign any consulting services contracts relating to debt collection during the six months ended June 30, 2022.

Revenue from healthcare service packages

Revenue from the health care service packages was $26,209 and minimal for the six months ended June 30, 2022 and 2021, respectively. Zeshi Health sold some COVID-19 related health service packages to its customers in the first quarter of 2022 when COVID-19 broke in Shangyu and Hangzhou.

Industrial Operation Service

Revenue from industrial operation services was $946,439 for the six months ended June 30, 2022. $655,227 was related to the industrial operation service provided to ZhongTan Future. The Company successfully signed two strategy cooperation agreements with local government and gained government support for the setup of new energy storage battery manufacturing headquarter in Jiaxing Economic and Technological Development Zone and the energy storage system equipment manufacturing industry park in Zhejiang Shangyu Cao'e River Economic Development Zone. Pursuant to the agreement, ZhongTan Future paid the service fee of $655,227 during the six months ended June 30, 2022. Revenue of $145,606 was for the due diligence that the Company conducted for ZhongXin and the other $145,606 was for the agreement that the Company signed with the local government and gained government support on the setup of the energy storage system equipment manufacturing industry park in Zhejiang Shangyu Cao'e River Economic Development Zone.

Commission and fees on financial guarantee services

Commission and fees on financial guarantee services was $185,634 and $191,920 for the six months ended June 30, 2022 and 2021, respectively, reflecting a small decrease for business development. The Company strengthened its due diligence and risk control on the financial guarantee services during the six months ended June 30, 2022 to avoid the financing risks caused by Covid-19. As a result, the Company provided less financing guarantee services during the six months ended June 30, 2022 as compared to the same period of last year, which in turn caused a decrease in commission and fees on financial guarantee services.

Provision for financial guarantee services

The provisions for financial guarantee services are related to financial guarantee service business as per the requirement of local government. We recovered provisions for financial guarantee services which were reversed of $195,915 during the six months ended June 30, 2022, as compared to recovery of provision for financial guarantee services of $15,586 for the same period of last fiscal year.

Interest and fee income

Interest and fee income primarily consisted of interest and fee income generated from loans due from third parties. Interest and fee income was $1,291,030, an increase of $20,991, or 1.65% for the six months ended June 30, 2022 as compared to $1,270,039 for the same period of 2021. The increase was mainly due to an increase of $113,989 in interest income from loans due from third parties, which was offset by a decrease of $92,998 in the interest income on deposits with banks.

Operating expenses

Operating expenses decreased by $279,986 or 13.29%, to $1,826,134 for the six months ended June 30, 2022, as compared to $2,106,120 for the same period of last fiscal year, which was mainly due to a decrease of $329,693 in other operating expenses. Other operating expenses mainly include general and administrative expenses and selling expenses. The decrease in other operating expenses was primarily the result of our cost control strategies. Operating expenses also included change in fair value of warrant liabilities. The loss from the fair value change in warrant liabilities was $16,998 during the six months ended June 30, 2022, as compared to a gain of $27,729 for the same period of last fiscal year.

Other Expenses (income), Net

Other expenses decreased by $88,570 to $55,936 for the six months ended June 30, 2022 as compared to other expenses of $144,506 for the same period of last fiscal year 2021. The decrease in other expenses for the six months ended June 30, 2022 was mainly due to an increase of $80,760 interest income and a decrease of $27,098 of finance cost.

Income/loss from Operations

Income from operations was $909,753 for the six months ended June 30, 2022, an increase of $1,383,218, compared to a loss of $473,465 for the same period of fiscal year 2021.

Income tax benefit(expenses)

Income tax expenses was $346,381 for the six months ended June 30, 2022, an increase of $359,449 as compared to income tax benefit $13,068 and for the same period of last fiscal year, which was mainly due to an increase in operating income before current income tax.

Noncontrolling Interest

As of June 30, 2022, we held a 93.3994% interest in Zhejiang Jingyuxin. The share of net income from the subsidiaries by the noncontrolling interest for the six months ended June 30, 2022 was $241,367, a decrease of $174,337, as compared to $67,030 for the same period of the previous fiscal year, as the result of an increase in net income generated by Zhejiang Jingyuxin as compared to the same period in the previous fiscal year.

Net loss

As a result of the foregoing, we had a net income of $322,005 for the six months ended June 30, 2022, as compared to a net loss of $527,427 for the same period of last fiscal year.

Liquidity and Capital Resources

Our total assets decreased by $1,977,310 to $64,665,668 compared to $66,642,978 as of December 31, 2021. The decrease in total assets was primarily due to a decrease in cash and cash equivalent of $911,468 and a decrease in restricted cash of $3,353, 981, which was partially offset by an increase in loan receivable due from third parties, net of $2,623,547.

Cash and cash equivalents were $1,035,674 as at June 30, 2022, reflecting a decrease of $911,468 from $1,947,142 as at December 31, 2021, primarily due to repayment of loans to third parties of $3,962,433 during the six months ended June 30, 2022. Restricted cash in banks and other financial institutions decrease by $3,353,981, from $29,693,689 as of December 31, 2021 to $26,339,708 as of June 30, 2022.

In assessing the Company’s liquidity, the Company monitors and analyzes its cash and its ability to generate sufficient cash flow in the future to support its operating and capital expenditure commitments. The Company’s liquidity needs are to meet its working capital requirements and operating expenses obligations. Our working capital was $50,361,534 as of June 30, 2021, a decrease of $1,578,638, as compared to $51,940,172 as of December 31, 2021, mainly due to a decrease in current assets during the six months ended June 30, 2022.

The Company plans to fund its operations through revenue generated from its revenue streams of industrial financial services including but not limited financial guarantee services and financial consulting services, industrial operation services in new storage energy, new materials, and semiconductor. The Company also intends to generate fund from private placements from investors, and financial support commitments from the Company’s shareholder. Management believes that the Company will continue as a going concern in the following 12 months.

The Company’s ability to support its operating and capital expenditure commitments will depend on its future performance, which will be subject in part to general economic, competitive and other factors beyond its control. The impacts of COVID-19 may cause lockdowns, quarantines, travel restrictions, and closures of businesses and schools. As a result, the Company may experience delays of outstanding receivables from customers and limited access to cash to expand its operations. The extent to which the coronavirus impacts the Company’s operation results for the future periods will depend on certain future developments, including the duration of the COVID-19 pandemic, emerging information concerning the severity of the coronavirus variants and the actions taken by governments and private businesses to attempt to contain the coronavirus, all of which is uncertain at this point.

Current foreign exchange and other regulations in the PRC may restrict our PRC entities in their ability to transfer their net assets to the Company and its subsidiaries in the Cayman Islands, and Hong Kong. However, these restrictions have no impact on the ability of these PRC entities to transfer funds to us as we have no present plans to declare dividends as we plan to retain our retained earnings to continue to grow our business. In addition, these restrictions have no impact on the ability for us to meet our cash obligations as all of our current cash obligations are due within the PRC.

A majority of our future revenues are likely to continue to be in the form of Renminbi. Under existing PRC foreign exchange regulations, Renminbi may be converted into foreign exchange for current account items, including profit distributions, interest payments and trade-and service-related foreign exchange transactions.

We expect that a substantial majority of our future revenues will be denominated in Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future.

Cash Flows

Net cash provided by operating activities was $1,370,088 for the six months ended June 30, 2022, a decrease of $6,851,308 from $8,221,396 for the same period of last fiscal year. The decrease was mainly due to an increase in cash outflow from changes in accounts receivables, other current assets and other receivables, which was partially offset by an increase in net income.

Net cash used in investing activities was $3,957,149 for the six months ended June 20, 2022, as compared to $3,441,941 for the same period of the last fiscal year. The increase in cash used in investing activities was primarily due to an increase in repayment of loans to third parties.

Net cash used in financing activities for the six months ended June 30, 2022, was $62,562, representing a decrease of $2,892,910, as compared to $2,955,472 for the same period of last fiscal year. The decrease in cash used in financing activates was mainly attributable to a decrease in repayment of bank loans and lease liabilities.

Off Balance Sheet Arrangements

We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us.

As of June 30, 2022 and 2021, there were no off-balance sheet arrangements.